Exhibit 4

RESTATED IRREVOCABLE PROXY

All capitalized terms used but not defined in this Irrevocable Proxy shall have the meanings set forth in that certain Securities Purchase Agreement, of even date herewith (the “Purchase Agreement”), by and among MISCOR Group, Ltd. (the “Company”), Tontine Capital Partners, L.P. (“Tontine”) and Tontine Capital Overseas Master Fund, L.P. (“TCOMF” and together with Tontine, the “Purchasers”).

WHEREAS, the Company and the Purchasers entered into a Securities Purchase Agreement dated January 18, 2007 (the “Original Purchase Agreement”), pursuant to which the Company acquired 62,500,000 shares of Common Stock in the Company.

WHEREAS, in connection with the Original Purchase Agreement, John A. Martell, the President and Chief Executive Officer of the Company (“Martell”) granted to the Purchasers an irrevocable proxy on January 18, 2007 (the “Original Proxy”).

WHEREAS, in connection with and as a condition to the closing of the transactions contemplated by the Purchase Agreement, Martell desires to restate the Original Proxy.

FOR VALUE RECEIVED, Martell does hereby irrevocably appoint Tontine and TCOMF and each of them (and any manager or officer of Tontine or TCOMF and any other Person appointed by Tontine or TCOMF), as the attorney-in-fact, agent, and proxy of Martell (collectively, the “Proxy Holders”), with full power of substitution, with full authority to act and vote in person or by revocable proxy, written consent, or otherwise, as fully and effectively as Martell could do so in person (or by proxy, written consent, or otherwise), with respect to any and all shares of Common Stock in the Company that Martell now or hereafter owns legally, beneficially, or of record, or over which Martell has voting control (the “Subject Common Stock”), in such manner as the Proxy Holders shall, in their sole discretion, deem proper, and as may be allowable under applicable law, with respect to the following matters:  (i) the election to the Company’s Board of Directors of one or two individuals nominated by the Purchasers, as applicable, for such appointment pursuant to and in accordance with the Purchasers’ rights under Section 5.6 of the Original Purchase Agreement and Section 5.5 of the Purchase Agreement to appoint members to the Company’s Board of Directors, and (ii) solely for the purpose of enforcing the Purchasers’ rights under Section 5.8 of the Purchase Agreement and Section 5.9 of the Original Purchase Agreement, any matter coming before the stockholders of the Company that would have the effect of ensuring that future acquisitions by the Purchasers of up to 50% of the outstanding Common Stock on a fully diluted basis will not be subject to the provisions of any anti-takeover or control share laws and regulations of any governmental authority, including without limitation, the applicable provisions of the IBCL, and any provisions of an anti-takeover or control share nature adopted by the Company or any of its Subsidiaries or contained in the Company’s Amended and Restated Articles of Incorporation, Amended and Restated Code of Bylaws or the organizational documents of any of its Subsidiaries.  In addition, Martell hereby agrees, in his capacity as a director of the Company, to vote for the nomination and appointment of the Purchasers’ director representatives as set forth and as provided in Section 5.6 of the Original Purchase Agreement and Section 5.5 of the Purchase Agreement and to vote in such a manner as to enforce the Purchaser’s rights with respect to Section 5.9 of the Original Purchase Agreement and Section 5.8 of the Purchase Agreement.

Martell hereby represents and warrants that, as of the date hereof: (1) Martell is the legal, beneficial, or record holder of the Subject Common Stock; and (2) Martell has full right, power, and capacity to grant and transfer to the Proxy Holders the voting and other rights represented hereby.

Martell shall not to grant to any Person any proxy or enter into any voting agreement that is inconsistent with the rights and privileges granted to the Proxy Holders in this Irrevocable Proxy.

This Irrevocable Proxy is issued as a condition precedent to the execution and delivery by the Purchasers of the Purchase Agreement and the consummation of the transactions contemplated thereby.  Martell has obtained substantial and material benefits as a result of the consummation of the transactions contemplated by the Original Purchase Agreement and will obtain substantial and material benefits as a result of the consummation of the transactions contemplated by the Purchase Agreement.  This Irrevocable Proxy is a material inducement to the Purchasers to execute and deliver the Purchase Agreement and to consummate the transactions contemplated thereby.  This Irrevocable Proxy is coupled with an interest and is irrevocable by Martell.  This Irrevocable Proxy is effective as of the date hereof and shall terminate automatically and be of no further force and effect at such time as the Proxy Holders and their affiliates no longer have any rights under Sections 5.6 and 5.9 of the Original Purchase Agreement and Sections 5.5 and 5.8 of the Purchase Agreement.

If any provision of this Irrevocable Proxy is adjudicated to be invalid or unenforceable, then such provision shall be deemed deleted and the remainder of this Irrevocable Proxy, nevertheless, shall remain unaffected and fully enforceable.  Further, to the extent any provision herein is deemed unenforceable by virtue of its scope, but may be made enforceable by limitation thereof, the parties hereto agree the same shall, nevertheless, be enforceable to the full extent permissible.  This Irrevocable Proxy shall be binding upon the heirs, personal representatives, executors, and assigns of Martell.

This Irrevocable Proxy shall be enforced, governed by and construed in accordance with the laws of the State of Indiana without regard to principles of conflicts of laws.

Dated:	November 30, 2007

		By:	/s/ John A. Martell

The undersigned, being the Proxy Holders, do hereby consent to the restatement of the Original Proxy and the granting of this Irrevocable Proxy in place thereof.

TONTINE CAPITAL PARTNERS, L.P.			TONTINE CAPITAL OVERSEAS MASTER
By:	Tontine Capital Management,		FUND, L.P.
LLC, its general partner			By:	Tontine Capital Overseas GP, LLC, its
general partner
	By:	/s/ Jeffrey L. Gendell
	Jeffrey L. Gendell, as managing			By:	/s/ Jeffrey L. Gendell
	member			Jeffrey L. Gendell, as managing
member